July 30, 2009

Ms. Effie Simpson

U. S. Securities and Exchange Commission

Washington, D.C.  20549

Re:	SkyPostal Networks, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
File No. 0-52137

Dear Ms. Simpson:

This letter is in response to your letter dated June 29, 2009.  Your letter requested a response from SkyPostal Networks, Inc. (“the Company”) within ten business days, on or before July 14, 2009.  However, pursuant to a phone call to Mr. Jaramillo, we were given an extension to file no later than July 30, 2009.  Attached, please find our response.  Please note that the format of the response first sets out the comments from the June 29th letter and then provides the Company’s response.

We look forward to working with you in answering any further questions or comments that you may have with respect to our response.  Should you have any questions or further comments regarding the Company’s response, please contact the undersigned at (305) 436-6812 or fax 305-599-1033. If you wish to correspond via mail our address is 7805 NW 15th Street, Miami, FL 33126.

Very truly yours,

/s/ Albert P. Hernandez
Albert P. Hernandez
Chief Executive Officer

Form 10-K for the fiscal year ended December 31, 2008

Item 9A (T) Controls and Procedures, page 22

1.             We note from your response to our prior comment 2.  Please confirm that you will disclose in future filings the action(s) you have taken or plan to take to remedy each of you identified material weaknesses.

Company Response:

The Company supplementally advises the Staff that in future filings, we will disclose the action(s) we have taken or plan to take to remedy each of our identified material weaknesses. We will disclose the action(s) we have taken and our remediation plan in the Form 10-Q for the quarter ended June 30, 2009.

Financial Statements

Item 3-Legal Proceedings, and

Note 6-Intangibles and Other Assets

2.             We note your response to previous comment #3.  Please expand your disclosure in future filings to include the information provided in your response to us.

Company Response:

The Company supplementally advises the Staff that an event occurred in June 2009 that caused the Company’s management to reevaluate the recoverability of the deposit with Crosscheck Media. We were advised that Crosscheck Media filed for protection under the U.S. Bankruptcy laws. Thus, we have determined that recoverability of the deposit is unlikely and therefore a decision was made to fully reserve the deposit during the three months ending June 30, 2009. We will fully disclose this in the footnotes to the Form 10-Q for the quarter ended June 30, 2009.

3.             We note your response to previous comment #6.  Supplementally advise us whether the representations you referred to in your response by the major shareholder involved in the non-compete agreement are legally binding (i.e. of a contractual nature), and expand future disclosure to this effect and to include the rest of the information provided in your response to us.

Company Response:

The Company supplementally advises the Staff that the non-compete agreement is a legally binding document between the Company and a shareholder, who at June 30, 2009 owned approximately 11% of our outstanding shares. The shareholder is also a principal shareholder in a large private postal service company operating in five Latin American countries as a local delivery service. We use their local delivery services in some of these countries. The private postal service company does not offer cross-border mail delivery services and therefore does not compete directly with us. The shareholder could at any time seek payment as provided under the non-compete agreement or terminate the agreement for non-payment and thereby expose the Company to unwanted competition.  However, because the shareholder has a financial ownership interest in the Company and because we currently have an economically important arms length working relationship we do not believe that the shareholder would enforce his right under the contract to request collection of monies due to him under the non-compete agreement or pursue litigation at this time because his interests are aligned with the success of our Company.

Note 9.  Excess of Value of Put Options Over the Estimated Fair Value of Shares, page F-17

4.             We note your response to our prior comment 1, but do not believe you have fully addressed our concerns.  In your response, you confirm that the shares subject to the put options are not mandatorily redeemable under paragraph 9 of SFAS No. 150, as the put option does not embody an unconditional obligation requiring the Company to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.  Based on the above and the terms of the put options as disclosed on page 18, we do not understand why you are accounting for these put options in accordance with SFAS No. 150, especially after you have confirmed that the put options are not mandatorily redeemable under paragraph 9 of SFAS No. 150.  Since the put options are not within the scope of SFAS No. 150, please analyze the put options to determine if they meet the criteria in paragraphs 12 through 32 of EITF 00-19 for temporary equity or liability classification.  If the put option meets the requirements of temporary equity and is within the scope exception as outlined in paragraph 11(a) of SFAS No. 133, your accounting for theses put options should follow the guidance in EITF D-98.  If not, it appears the put option should be accounted for as a derivative pursuant to the guidance outlined in SFAS No. 133.  Please advise or revise accordingly.

Company Response:

Background on the shares and put option

There are two distinct transactions that occurred related to the put option liability in question:

In May 2006, before the put option was issued, the Company had a $3.2 million note payable due to a bank which was assumed by a shareholder in exchange for 3,144,608 shares of common stock at $1.00 per share, the estimated fair value of the share at date of the conversion. The conversion of the note payable into equity was a pre-condition of a convertible debt raise of approximately $4 million undertaken by the Company in 2006 as part of an attempt to do an IPO on the AIM Market of the London Stock Exchange in October 2006.  The IPO was aborted in November 2006.

In April 2007, the Company and the aforementioned shareholder entered into a Sale Option Agreement whereby 3.2 million options were issued to the shareholder which could be put to the Company and obligate the Company to purchase and redeem at any time in accordance with an agreed to redemption schedule up to a total of 3.2 million shares of the Company’s common stock at the cash exercise price of $1.00. The put option expires on January 2, 2013. There is no requirement for the shareholder to put the option to the Company.

Accounting for the put option

Regarding the put option, we believe the current accounting is correct as the shares and the put option are separate instruments. Although the put options are not mandatorily redeemable, SFAS 150 is still applicable as the put options are freestanding financial instruments that are to be physically settled, that is, settled with the payment of cash. Paragraph 11 of SFAS 150 indicates:

“A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances). Examples include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled.”

The Company has recorded a liability and charged operations for the expected difference in the estimated settlement value of the put option at the balance sheet date. This is in accordance with SFAS 150, paragraphs A10 and 23, which indicates:

“A10. Freestanding written put options on the option writer’s (issuer’s) equity shares that require physical settlement were generally classified, before this Statement, as equity under Emerging Issues Task Force (EITF) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” Under paragraph 11 of this Statement, written put options that require physical settlement are classified as liabilities because those instruments embody obligations to repurchase the issuer’s equity shares that require the issuer to settle by transferring its assets. Written put options that require or permit net cash settlement also are classified as liabilities under paragraph 11 because those instruments are indexed to obligations to repurchase the issuer’s equity shares and require the issuer to settle by transferring its assets…”

“23. All other financial instruments within the scope of this Statement shall be measured initially at fair value…”

Additional guidance on the valuation of the liability is found in SFAS 150, paragraph 21, which indicates:

“21. Forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s equity shares in exchange for cash shall be measured initially at the fair value of the shares at inception, adjusted for any consideration or unstated rights or privileges.10 Equity shall be reduced by an amount equal to the fair value of the shares at inception.”

“10. One way to obtain that amount is by determining the amount of cash that would be paid under the conditions specified in the contract if the shares were repurchased immediately. Another way to obtain the same result is by discounting the settlement amount at the rate implicit at inception after taking into account any consideration or unstated rights or privileges that may have affected the terms of the transaction.”

The Company initially recorded a liability for $3.2 million and then reduced this liability by the fair market value of the shares to be received in the market if the Company were to sell the redeemed shares in the market. This treatment is consistent with paragraph 21 as the fair value of the liability was recorded, $3.2 million, and adjusted for consideration (the shares received, which are valued at the stock price at the balance sheet date). Such methodology effectively yields the fair value of the put option liability.  We further advise the Staff that we will consider expanding our disclosures in future filings to better explain the nature of the transaction and the related accounting.

EITF 00-19 is not applicable.  Per EITF 00-19 paragraph 3, EITF 00-19 is only applicable to free standing derivative instruments.  The put option is not a derivative instrument as it does not, as required by SFAS 133 paragraph 6c, require or permit net settlement or provide for delivery of an asset leaving the recipient in a position that is not substantially different from that achieved with net settlement.

5.             Furthermore, we note that you have classified the inputs used to measure the fair value of these put options at December 31, 2008 and March 31, 2009 as Level I inputs as defined in paragraph 24 of SFAS 157.  Since there are no quoted prices (unadjusted) in active markets for identical put options that you have the ability to access at the measurement date, it would appear that the inputs used to measure the fair value of these options fall under a lower level measurement.  Please revise your financial statements to classify the inputs used to measure the fair value of these put options at December 31, 2008 and March 31, 2009 under a lower level measurement.  If you believe that the inputs used to measure the fair value of the put options fall under Level 2 inputs, please fully tell us and disclose how these inputs fall under the Level 2 category as outlined in paragraph 28 and 29 of SFAS 157.

Company Response:

The Company supplementally advises the Staff that the shares were actively traded on the over-the-counter (OTC) throughout the period of April 2008 through March 31, 2009, and thus represents a level 1 input per paragraph 24 or of SFAS 157 which indicates level 1 inputs “are quoted prices (unadjusted) in active markets for identical assets or liability that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.”  The frequency and volume of transactions in 2008 and Q1 of 2009 are indicative of an active market, and thus the stock market price is considered a level 1 input.  We will continue to evaluate the classification of the inputs in 2009 based upon the level of trading activity in the market.

6.             Finally, we note from your disclosure that the intrinsic value between the strike price and your common stock’s trading price as of each reporting date is used as the fair value measurement for these put options.  Your fair value measurement for these put options does not appear to consider, your stock volatility, risk free interest rate, expected term, and the fact that your common stock appears to be inactively traded, which would appear to be just some of the assumptions that a market participant would use in pricing these put options (i.e. the price that you would be required to pay to transfer the put option obligation to a market participant).  In this regard, please follow the guidance in paragraphs 15 through 31 of SFAS No. 157 in revising your fair value measurement of these put options, including factoring in the aforementioned assumptions that a market participant may consider when pricing the put options.

Company Response:

The Company supplementally advises the Staff that as discussed in our response to Comment #4 above, the put option liability is based on the contractual liability to the shareholder reduced by the fair value of the stock to be received in the form of net proceeds upon selling the redeemed shares in the market. The fair value of the Company’s common stock at the balance sheet date, due to being from an actively traded public market, incorporates independent market consideration of the future prospects of the stock price (such as volatility) and thus reflects the price a market participant would consider when pricing the option.

Note 10. Non-Compete Agreement, page F-17

7.             We note your response to our prior comment 5, but do not believe you have fully addressed our comment.  As previously requested, please provide us with a summary of your significant assumptions and methodology, used in your impairment analysis that supports the conclusion that the carrying amount of the non-compete agreement at December 31, 2008 does not exceed the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, pursuant to paragraph 7 of SFAS 144 .

Company Response:

The Company supplementally advises the Staff that management believes that impairment indicators do not exist that would lead us to impair the Non-Compete Agreement.  As mentioned in our response to comment #3, the non-compete agreement is between the Company and a shareholder, who at June 30, 2009 owned approximately 11% of our outstanding shares. The shareholder is also a principal shareholder in a large private postal service company operating in five Latin American countries as a local delivery service. The private postal service company does not offer cross-border mail delivery services which we do and is an important revenue stream for us in these countries. The non-compete agreement is a valuable asset to the Company. If the private postal service company were to enter the cross border private postal market and compete directly with us, it would have a material impact on the Company.  As stated in our March 31, 2009 Form 10-Q Financial Statement Note 5, our U.S. sales decreased by 13.7% or $260,464 and our foreign sales increased by 72.9% or $395,012 for the three months ending March 31, 2009 compared to the same period in 2008.  Our foreign sales are comprised primarily of cross border delivery services in Latin America.  Without the non-compete in place, the continued development of this important segment of our business would be severally impacted.    We evaluated the recoverability of the asset at

each reporting period and did not identify any impairment indicators that would result in the impairment of the non-compete agreement. We will continue to amortize and evaluate the non-compete agreement for impairment each reporting period in accordance with SFAS 144, “Accounting for Long-Lived Assets”.

8.             We note from your response to our prior comment 6 that if the major shareholder involved in the non-compete agreement agrees to the cession of payments under the agreement, your planned accounting treatment is to reverse the liability against the unamortized balance of the non-complete with any differences being recorded in the statement of operations.  We believe that this transaction appears to be more in line with an extinguishment of debt between related parties, as described in footnote (1) to paragraph 20 of APB No 26, which should be accounted for as a capital transaction, not effecting the statement of operations.  Please confirm that you will adhere to the accounting prescribed by the APB No.26 in accounting for this a transaction.

Company Response:

The Company supplementally advises the Staff that your comment is correct. If the major shareholder involved in the non-compete agreement agrees to the cession of payments under the agreement, we will treat this transaction as an extinguishment of debt between related parties, as described in footnote (1) to paragraph 20 of APB No 26, which should be accounted for as a capital transaction, not affecting the statement of operations.

Form 10-Q for the quarterly period ended March 31, 2009

Item 2. Management’s Discussions and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

9.             We note from your disclosure that with the current levels of negative monthly cash flows, management believes that the proceeds from the 2009 Private Placement will not be sufficient to cover the Company’s cash flow requirements for 2009, but the Company expects to cover any shortfall in cash flows in 2009 by using the line of credit from the factor.  In this regard, please fully disclose the terms of and funded amount available to you from this line of credit.

Company Response:

The Company supplementally advises the Staff that in future filings we will revise our disclosure in Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operation regarding potential use of a Factor to include the following additional disclosure, “The factoring agreement provides for a line of credit equal to 80% of a customer’s net invoice amount to be advanced to the Company.  The cost to the Company for the advance is 2% for the first 30 days the invoice is outstanding and 0.0667% of the advance for each additional day thereafter the invoice is unpaid.” In addition, we will disclose in future filings the terms and conditions of our factoring agreements in the footnotes to our financial statements.

Item 4. Controls and Procedures, page 24

10.          We note your statement that “management, including the Company’s Chief Executive Officer and Chief Financial Officer, believes that the Company should improve the effectiveness of the Company’s disclosure controls and procedures…”  Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective or not effective.  Please revise your statement to disclose the conclusion of your principle executive and principle financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures (i.e. clearly state that your disclosure controls and procedures are either effective or not effective).

Company Response:

In future filings the Company will revise its disclosure of Item 4. Controls and Procedures as follows:

Item 4.  Controls and Procedures

(a)          Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, at June 30, 2009, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

(b)          Internal Control Over Financial Reporting

In connection with the assessment of our internal control over financial reporting included in our Annual Report on Form 10-K, as amended by Form 10-K/A filed on April 24, 2009, we determined that material weaknesses existed in our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The Company has completed a risk assessment, which is the first phase of the necessary work to improve internal controls over financial reporting and comply with Sarbanes-Oxley.  In addition, the Company has taken or plans to take the following actions to address material weaknesses in controls and procedures outlined on page 23 and 24 of our 2008 Form 10-K:

(i)                                   We did not maintain a sufficient depth of personnel with an appropriate level of accounting knowledge, experience and training in the selection and application of GAAP commensurate with financial reporting requirements. Historically, we have lacked staff with experience pertaining to GAAP and SEC regulations. This control deficiency could result in material misstatements of significant accounts and disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•                          Company Action — In February 2009 the Company hired its first fulltime Controller. This executive is a CPA (Maryland), previously worked at Grant Thornton and has significant previous experience in developing and implementing controls and procedures consistent with the requirements of Sarbanes-Oxley. She is currently in the process of developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009.

•                          Company Action - Effective June 1, 2009, the Company engaged on a consulting basis a former Partner of a Big 4 accounting firm with extensive experience in addressing complex and technical transactions to assist the Company with technical transactions, external reporting and enhancement of our internal control environment over financial reporting.

(ii)                                We did not adequately inform and educate employees of our standards and expectations of integrity and ethical values which includes (but is not limited to) guidelines and policies that address sexual harassment, conflicts of interest, confidential information and trust regulations as well as the Foreign Corrupt Practices Act. We did not actively engage employees on these matters in a way that ensures they not only understand the guidelines and polices established but also know how they are to be integrated into business practices that foster good corporate citizenship.

•                          Company Action — The Company is developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009.

(iii)                             We did not maintain effective control over certain spreadsheets utilized in the period-end financial reporting process. Specifically, we lacked effective controls related to the completeness, accuracy, validity, and security (restricted access and data security) of consolidation spreadsheet schedules that report revenue, expenses, assets, liabilities and stockholders’ equity. This control deficiency did not result in audit adjustments to the 2008 interim or annual consolidated financial statements. This control deficiency could result in a material misstatement of the aforementioned accounts or disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•                          Company Action — The Company is developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009. The plan will incorporate the proper review process required to ensure validity, completeness and accuracy of the consolidation spreadsheet schedules.

(iv)                            We did not maintain effective controls over access to and maintenance of financial data. Specifically, financial and non-financial data is stored on non-networked laptops and hard drives instead of a central data storage site at our headquarters location.  Furthermore, management lacks data retention policies and processes that ensure the security and availability of current and historic data. This control deficiency did not result in audit adjustments to the 2008 interim or annual consolidated financial statements; however, this control deficiency could result in a material misstatement of our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•                          Company Action — The Company is developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009. The plan will include establishing a secure back-up data file to store and maintain the financial data.

(v)                               We did not maintain effective controls over the design and maintenance of the headquarters general ledger application. Inadequate maintenance of the headquarters general ledger is manifest in the lack of change management policies, absence of data maintenance plans, and absence of backup/recovery procedures. Furthermore, ongoing monitoring of security and access control is absent. This control deficiency did not result in audit adjustments to the 2008 interim or annual consolidated financial statements. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•                          Company Action — The Company is developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009.

(vi)                            We did not maintain effective controls over segregation of duties. Specifically, certain key financial accounting and reporting personnel had an expansive scope of duties that allowed for the creation, review, approval and processing of financial data without independent review and authorization for preparation of consolidation schedules and resulting financial statements and related disclosures. This control deficiency did not result in audit adjustments to our 2008 interim or annual consolidated financial statements. However, this control deficiency could result in a material misstatement of significant accounts or disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•                          Company Action — The Company is developing a plan to correct material weaknesses in controls and procedures to be completed by the end of third quarter 2009.

Except for the remediation disclosed above, there were no other changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The continued implementation of the described initiatives is among our highest priorities. Our Audit Committee will continually assess the progress and sufficiency of these initiatives and we will make adjustments as and when necessary. As of the date of this report, our management believes that the plan referred to above, when completed, will remediate the material weaknesses in internal control over financial reporting as described above.